Contacts:

ATA Inc. Benson Tsang, CFO Phone: +86 10 6518 1122 extension 5107 Email: bensontsang@ata.net.cn	Christensen Kathy Li Phone: +1 212 618 1978 Email: kli@christensenir.com
Yuanyuan Chen Phone: +86 10 5971 2001 Email: ychen@christensenir.com

ATA Announces Preliminary Results for the Fourth Quarter and Fiscal Year Ended March 31, 2010

NEW YORK, June 4, 2010 — ATA Inc. (“ATA” or the “Company”, NASDAQ: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for the fourth quarter and fiscal year ended March 31, 2010 (“Fourth Quarter 2010” and “Fiscal Year 2010”, respectively).

The following are estimates of the Company’s preliminary unaudited financial results for Fourth Quarter 2010 and Fiscal Year 2010. These preliminary financial results are subject to change. These results may, for example, become subject to adjustment based upon, among other things, completion of the fiscal-year reporting process, and could differ materially from the estimates provided below. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of this press release.

Preliminary Fiscal Year 2010 Highlights

■	Net revenues increased 12.6% year-over-year to RMB245.0 million (US$35.9 million).
■	Gross profit decreased 7.6% year-over-year to RMB115.5 million (US$16.9 million).
■
Loss from operations was RMB30.1 million (US$4.4 million) compared to income from operations of RMB26.4 million in the previous fiscal year. Included in the loss from operations were exceptional provisions of RMB23.7 million (US$3.5 million)
for long-term accounts receivables, and share-based compensation charges of RMB2.5 million (US$0.4 million) for two members of our senior management.

■	Net loss was RMB35.3 million (US$5.2 million) compared to net income of RMB22.8 million in the previous fiscal year.
■
Net loss excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) was RMB27.6 million
(US$4.0 million), compared to net income excluding share-based compensation expense and foreign currency exchange gain
(non-GAAP) of RMB27.7 million in the previous fiscal year.

■
Basic and diluted loss per ADS was RMB1.58 (US$0.23). Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) was RMB1.23 (US$0.18). Each ADS represents two common shares of the
Company.

■	ATA delivered approximately 5.8 million tests in Fiscal Year 2010, an increase of 13.8% from the previous fiscal year.

Preliminary Fourth Quarter 2010 Highlights

■	Net revenues increased 59.1% year-over-year to RMB47.2 million (US$6.9 million).
■	Gross profit increased 35.4% year-over-year to RMB17.3 million (US$2.5 million).
■
Loss from operations increased to RMB38.0 million (US$5.6 million) from a loss from operation of RMB13.0 million in the same period the previous fiscal year. Included in the loss from operations were exceptional provisions of RMB22.3 million
(US$3.3 million) for long-term accounts receivables, and share-based compensation charges of RMB2.5million (US$0.4 million) for two members of our senior management.

■	Net loss increased to RMB38.1 million (US$5.6 million) from a loss of RMB11.9 million in the same period the previous fiscal year.
■
Net loss excluding share-based compensation expense and foreign currency exchange gain (loss) (non-GAAP) was RMB35.3 million (US$5.2 million), compared to a loss of RMB10.9 million in the same period the previous fiscal year.

■
Basic and diluted loss per ADS was RMB1.72 (US$0.25). Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) was RMB1.60 (US$0.23). Each ADS represents two common shares of the
Company.

■	For the quarter, ATA delivered approximately 1.3 million tests, an increase of 99.0% year-over-year.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, said “We are pleased with our operating results for the fiscal fourth quarter and year ended March 31, 2010, especially with the strong results in our testing services where revenues increased 36.6% in Fiscal Year 2010. Total tests taken in Fiscal Year 2010 were up 13.8% to about 5.8 million tests. Our average revenue per test increased 20.0% to RMB 32.5 per test in Fiscal Year 2010 from the previous fiscal year, mainly due to the higher values per test, especially for the English language qualification tests and the HR Select tests.

“Our strategy and actions remain on track. Our Fiscal Year 2010 was one of transition. First, we grew our testing business nicely, expanding in our testing support for the securities and banking industries, in the Test of English for International Communication, or TOEIC, and in the HR Select testing that helps to find the most qualified candidates for both hiring and internal promotions.

“Aligned with that expansion has been more aggressive marketing and business promotions, as well as other investments in our new businesses, including enriching the content of our HR Select testing services. The higher expenses did temporarily pressure our results in Fiscal Year 2010, but our actions this year were designed to help encourage and support additional revenues, not only for Fiscal Year 2010, but also in the years ahead.

“HR Select is a very good example of that long-term potential. More than 60,000 companies and organizations have been introduced and received fundamental training on that new innovative testing product since we introduced it. It does take a while for such innovative new methods to be adopted. So far, more than 50 companies and organizations have become paying customers for HR Select, so we are only in the beginning of what we believe will be a long-term growth curve for that human resources testing and evaluation business.

“On the other hand, the Chinese government has delayed implementing the national teachers’ licensure program, or NTET, until the country is better prepared for the test. The delay resulted in our taking an expense provision in Fiscal Year 2010 for the related long-term NTET tutorial software accounts receivable because we do not know if the government will enforce and resume the funding for this licensing program.

“In the long term, we believe our strategy is very sound, and we are on track for delivering very good operating performances in the years ahead. We expect those attractive results should create substantial value for our shareholders.”

Preliminary Financial Results for Fiscal Year 2010

For Fiscal Year 2010, ATA estimates net revenues of RMB245.0 million (US$35.9 million), representing a 12.6% increase over net revenues for the fiscal year ended March 31, 2009. The increase was mainly due to an estimated 36.6% increase in net revenues from testing services, driven in particular by growth in tests delivered for the banking and securities industry, as well as increases in net revenues from delivery of TOEIC tests to an estimated RMB19.3 million (US$2.8 million) in Fiscal Year 2010 from RMB1.2 million the previous fiscal year, and net revenues from HR Select testing services to an estimated RMB10.5 million (US$1.5 million) from nil the previous fiscal year. Test-based educational programs decreased by an estimated 25.3% as we continue to shift focus from this business to our core testing services and newer business lines, and an estimated 55.5% decrease in net revenues from test preparation and training solutions primarily due to decreased net revenues from NTET software sales compared with the previous fiscal year.

The total number of tests delivered was approximately 5.8 million, an increase of 13.8% over the fiscal year ended March 31, 2009.

Gross profit margin for the full year is expected to be 47.1% compared to 57.4% for the fiscal year ended March 31, 2009, primarily due to higher staff salaries and compensation resulting from the increase in headcount to support the business growth, other direct cost related to our TOEIC and HR Select businesses, an impairment of the prepaid royalty fee for certain course materials that the Company believes will not be used in the future, and amortization and depreciation expenses related to technology upgrades and the TOEIC royalty fee.

Operating expenses for the full year are estimated to have increased by 47.7% to RMB145.6 million (US$21.3 million) from RMB98.5 million in the previous fiscal year.

Research and development expenses are estimated to have increased by 39.8% to RMB22.7 million (US$3.3 million) from RMB16.2 million in the previous fiscal year, primarily due to the increase in employees and higher expenses for new businesses and updating our current test item database.

Sales and marketing expenses are estimated to have increased by 56.3% to RMB39.0 million (US$5.7 million) from RMB24.9 million in the previous fiscal year, primarily due to marketing and promotion expenses to support our TOEIC, HR Select and the Cambridge Young Learners English online tutorials businesses and other testing service promotions, as well as increased salaries and compensation expenses.

General and administrative expenses are estimated to have increased by 46.2% to RMB83.9 million (US$12.3 million) from RMB 57.4 million in the previous fiscal year, primarily due to an allowance of RMB23.7 million for doubtful accounts in relation to NTET software sales, and share-based compensation expenses.

The Company added 48 employees during the fiscal year 2010, and had a total of 537 employees as of March 31, 2010, compared with 489 as of March 31, 2009. The increase was due largely to the business development requirements of TOEIC, HR Select and the Cambridge Young Learners English online tutorials.

Loss from operations is estimated to be RMB30.1 million (US$4.4 million) compared to income from operations of RMB26.4 million in the previous fiscal year.

Net loss is estimated to be RMB35.3 million (US$5.2 million) compared to net income of RMB22.8 million in the previous fiscal year. Basic and diluted loss per common share is estimated to RMB0.79 (US$0.12), and basic and diluted loss per ADS is estimated to RMB1.58 (US$0.23).

Preliminary Financial Results for Fourth Quarter 2010

For Fourth Quarter 2010, ATA estimates net revenues of RMB47.2 million (US$6.9 million), representing a 59.1% increase year-over-year. This increase was mainly driven by an estimated 97.7% year-over-year increase in net revenues from testing services, including an estimated RMB25.4 million (US$3.7 million) net revenues from testing services for securities industry exams in Fourth Quarter 2010 compared to RMB13.6 million in the same period the previous fiscal year, an estimated RMB2.3 million (US$0.3 million) net revenues from delivery of TOEIC tests compared to RMB1.2 million in the same period the previous fiscal year, and an estimated RMB1.6 million (US$0.2 million) net revenues from HR Select testing services compared to nil in the same period the previous fiscal year. Net revenues from test-based educational programs increased an estimated 9.1% year-over-year, while test preparation and training solutions declined by an estimated 24.4%.

The overall number of tests delivered increased by 99.0% year-over-year to approximately 1.3 million in Fourth Quarter 2010.

Fourth Quarter 2010 gross profit is estimated to have increase by 35.4% year-over-year to RMB17.3 million (US$2.5 million) from RMB12.7 million in the same period the previous fiscal year. Gross margin is estimated to have decreased to 36.6% in Fourth Quarter 2010 from 42.9% in the same period the previous fiscal year, driven by an impairment of the prepaid royalty fee for certain course materials that the Company believes will not be used in the future.

Fourth Quarter 2010 operating expenses are estimated to have increased to RMB55.3 million (US$8.1 million) from RMB25.7 million in the same period the previous fiscal year, primarily due to the increase in general and administrative expenses related to an allowance of RMB22.3 million for doubtful accounts in relation to NTET software sales, and additional share-based compensation expenses.

Loss from operations is estimated to have increased to RMB38.0 million (US$5.6 million) from RMB12.9 million in the same period the previous fiscal year. Operating margin is expected to be negative 80.6% in the Fourth Quarter of 2010 compared to negative 43.8% in the same period the previous fiscal year.

Net loss for Fourth Quarter 2010 is estimated to have increased to RMB38.1 million (US$5.6 million) from RMB11.9 million in the same period the previous fiscal year. Basic and diluted loss per common share is estimated to RMB0.86 (US$0.13), and basic and diluted loss per ADS is estimated to RMB1.72 (US$0.25).

Non-GAAP Measures

Net loss excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) is expected to total RMB27.6 million (US$4.0 million) for Fiscal Year 2010, compared to net income excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB27.7 million in the previous fiscal year. Basic and diluted loss per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2010 is expected to be RMB0.62 (US$0.09). Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2010 is expected to be RMB1.23 (US$0.18).

Net loss excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) is expected to total RMB35.3 million (US$5.2 million) for Fourth Quarter 2010 compared to loss of RMB10.9 million in the same period the previous fiscal year. Basic and diluted loss per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fourth Quarter 2010 is expected to be RMB0.79 (US$0.12). Basic and diluted loss per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fourth Quarter 2010 is expected to be RMB1.58 (US$0.23).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the quarter ended March 31, 2010 were 22.1 million. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the year ended March 31, 2010 were 22.4 million. Each ADS represents two common shares.

ATA had 44.4 million common shares outstanding on March 31, 2010 and 45.7 million common shares outstanding on March 31, 2009.

Test centers

As of March 31, 2010, ATA had 1,988 authorized test centers located throughout China, compared with 1,925 centers as of March 31, 2009.

Guidance for Fiscal First Quarter 2011 and Fiscal Year 2011

For the fiscal first quarter 2011, ending June 30, 2010, ATA expects net revenues to be in the range of RMB78 million to RMB82 million.

For the fiscal year ending March 31, 2011, ATA expects net revenues to be in the range of RMB280 million to RMB300 million.

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Fourth Quarter 2010 or Fiscal Year 2010 are not necessarily indicative of operating results for any future periods.

Correction

In our prior third quarter earnings release, we incorrectly referred to the “Chinese Certified Treasury Professional exam” for the Association of Financial Professionals. The test’s correct name is “Associate Financial Planner”, which is operated by FPSB China Ltd.

Conference Call and Webcast

ATA will host a conference call at 8:00 a.m. Eastern Daylight Time (New York) on Monday,
June 7, 2010, to discuss the results of fourth quarter 2010 and fiscal year 2010.

Joining ATA Chairman and CEO Kevin Ma will be Walter Wang, Director and President and Benson Tsang, Chief Financial Officer and Chief Accounting Officer.

To participate in the conference call, please dial 1-866-783-2138 about 10 minutes prior to the scheduled conference call time and use the pass code 9475 6649. International callers should dial +1-857-350-1597 and use the pass code 9475 6649.

The live internet webcast of the conference call can be accessed on the investor relations section of ATA’s website at www.ata.net.cn. To listen to the webcast, please go to ATA’s website at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website (www.ata.net.cn) and will remain available for 90 days.

A telephone replay of the call will be available from June 7, 2010 at 12:00 noon EDT, through June 28, 2010. To access the replay, please dial 1-888-286-8010 and enter the pass code 1216 7970; international callers should please dial +1-617-801-6888 and enter the pass code 1216 7970.

About ATA Inc.

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests, based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.

ATA’s test center network comprised 1,988 authorized test centers located throughout China as of March 31, 2010. The Company believes it has the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure, and cost-effective manner.

ATA has delivered more than 34 million tests, including more than 24 million billable tests, since ATA started operating in 1999. During a single weekend in June 2008, using its test delivery platform, ATA delivered tests to approximately 470,000 test takers for the China Banking Association.

For further information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should, “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal first quarter of 2011 ending June 30, 2010 and statements regarding market trends, the potential growth and success of the Company’s HR Select and other businesses, and the future overall operating performance of the Company.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing enterprise contracts into actual revenues, its ability to implement and maintain effective internal controls over financial reporting, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission.

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on S.E.C. Form 20-F for its fiscal year ended March 31, 2009, and other filings ATA has made with the U.S. Securities and Exchange Commission. The filings are available on the Securities and Exchange Commission’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s S.E.C. Form 20-F for the fiscal year ended March 31, 2009.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Fourth Quarter 2010 and Fiscal Year 2010 into U.S. dollars is included solely for the convenience of readers and has been made at the rate of RMB 6.8258 to US$ 1.00, the noon buying rate as of March 31, 2010 in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Revenue Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: net income (loss) excluding share-based compensation expenses and foreign currency exchange gain (loss) and basic and diluted earnings per common share and ADS excluding share-based compensation expenses and foreign currency exchange gain (loss).

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release.

ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expenses and foreign currency exchange gain (loss), which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter.

ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

A limitation of using non-GAAP net income excluding share-based compensation expenses and basic and diluted earnings per common share and per ADS excluding share-based compensation expenses is that share-based compensation charges have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

Financial statements follow.

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,	March 31,
	2009	2010	2010

	RMB	RMB	USD

ASSETS
Current assets:
Cash	310,503,071	213,874,252	31,333,214
Accounts receivable, net	71,076,794	82,900,060	12,145,105
Inventories	2,287,260	2,115,220	309,886
Prepaid expenses and other current assets	15,134,804	10,184,165	1,492,011

Total current assets	399,001,929	309,073,697	45,280,216

Property and equipment, net	20,987,472	70,328,064	10,303,271
Goodwill	23,422,850	23,422,850	3,431,517
Intangible assets, net	25,994,261	23,206,591	3,399,835
Other assets	1,838,544	2,471,898	362,140

Total assets	471,245,056	428,503,100	62,776,979

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	44,950,280	52,385,674	7,674,657
Deferred revenues	40,238,256	25,837,229	3,785,231

Total current liabilities	85,188,536	78,222,903	11,459,888

Deferred revenues	5,626,153	4,673,805	684,726
Deferred tax liabilities	189,583	131,524	19,269

Total liabilities	91,004,272	83,028,232	12,163,883

Shareholders’ equity:
Common shares	3,503,619	3,418,709	500,851
Treasury shares	(10,126,861)	—	—
Receivable from shareholders	(5,226,173)	—	—
Additional paid-in capital	500,350,068	485,907,507	71,186,895
Accumulated other comprehensive loss	(16,157,846)	(16,399,334)	(2,402,551)
Accumulated deficit	(92,102,023)	(127,452,014)	(18,672,099)

Total shareholders’ equity	380,240,784	345,474,868	50,613,096

Total liabilities and shareholders’ equity	471,245,056	428,503,100	62,776,979

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	March 31,	December 31,	March 31,	March 31,
	2009	2009	2010	2010

	RMB	RMB	RMB	USD

Net revenues	29,676,892	76,425,881	47,220,732	6,917,978
Testing services	17,755,644	61,643,036	35,107,672	5,143,378
Test-based educational services	8,457,723	6,825,646	9,231,426	1,352,431
Test preparation and training solutions	904,610	4,994,058	684,283	100,250
Other revenue	2,558,915	2,963,141	2,197,351	321,919
Cost of revenues	16,931,946	38,495,552	29,960,425	4,389,291

Gross profit	12,744,946	37,930,329	17,260,307	2,528,687

Operating expenses:
Research and development	4,217,381	5,337,596	6,082,845	891,155
Sales and marketing	4,238,376	9,816,689	9,568,146	1,401,761
General and administrative	17,277172	13,081,097	39,648,543	5,808,629

Total operating expenses	25,732,929	28,235,382	55,299,534	8,101,546

Income (loss) from operations	(12,987,983)	9,694,947	(38,039,227)	(5,572,859)
Interest income	50,346	195,083	203,048	29,747
Foreign currency exchange gain (loss), net	(3,872)	1,452	896	131

Earnings (loss) before income taxes	(12,941,509)	9,891,482	(37,835,283)	(5,542,981)

Income tax benefit (expense)	1,061,874	(3,448,995)	(285,642)	(41,847)

Net income (loss)	(11,879,635)	6,442,487	(38,120,925)	(5,584,828)

Basic earnings (loss) per common share	(0.26)	0.14	(0.86)	(0.13)

Diluted earnings (loss) per common share share	(0.26)	0.14	(0.86)	(0.13)

Basic earnings (loss) per ADS	(0.52)	0.28	(1.72)	(0.25)

Diluted earnings (loss) per ADS	(0.52)	0.28	(1.72)	(0.25)

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	March 31,	March 31,	March 31,
	2009	2010	2010

	RMB	RMB	USD

Net revenues	217,545,303	245,031,543	35,897,850
Testing services	137,046,628	187,158,128	27,419,222
Test-based educational services	42,545,536	31,786,398	4,656,802
Test preparation and training solutions	25,071,400	11,149,124	1,633,380
Other revenue	12,881,739	14,937,893	2,188,446
Cost of revenues	92,608,631	129,535,003	18,977,263

Gross profit	124,936,672	115,496,540	16,920,587

Operating expenses:
Research and development	16,240,618	22,708,310	3,326,835
Sales and marketing	24,921,910	38,951,021	5,706,441
General and administrative	57,386,622	83,892,360	12,290,480

Total operating expenses	98,549,150	145,551,691	21,323,756

Income (loss) from operations	26,387,522	(30,055,151)	(4,403,169)
Interest income	395,108	731,181	107,120
Subsidy income	2,000,000	—	—
Foreign currency exchange gain (loss), net	665,558	(283,875)	(41,589)

Earnings (loss) before income taxes	29,448,188	(29,607,845)	(4,337,638)

Income tax expense	(6,637,973)	(5,742,146)	(841,241)

Net income (loss)	22,810,215	(35,349,991)	(5,178,879)

Basic earnings (loss) per common share	0.50	(0.79)	(0.12)

Diluted earnings (loss) per common share share	0.49	(0.79)	(0.12)

Basic earnings (loss) per ADS	1.00	(1.58)	(0.23)

Diluted earnings (loss) per ADS	0.98	(1.58)	(0.23)

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	March 31,	March 31,	March 31,	March 31,
	2009	2010	2009	2010

	RMB	RMB	RMB	RMB

GAAP net income (loss)	(11,879,635)	(38,120,925)	22,810,215	(35,349,991)
Share-based compensation expenses	1,005,643	2,866,359	5,597,529	7,495,718
Foreign currency exchange (gain) loss, net	3,872	(896)	(665,558)	283,875

Non-GAAP net income (loss)	(10,870,120)	(35,255,462)	27,742,186	(27,570,398)
GAAP earnings (loss) per common share
Basic	(0.26)	(0.86)	0.50	(0.79)
Basic
Diluted	(0.26)	(0.86)	0.49	(0.79)
Non-GAAP earnings (loss) per common share
Basic	(0.24)	(0.80)	0.61	(0.62)
Diluted	(0.24)	(0.80)	0.60	(0.62)